EXHIBIT 99.2

Valneva Announces Closing of $107.6 million Global Offering

Saint-Herblain (France), May 11, 2021 – Valneva SE, a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, today announced the closing which occurred on May 10, 2021 of its previously announced global offering to specified categories of investors of an aggregate of 8,145,176 new ordinary shares, after full exercise of the overallotment option granted to the underwriters (the “Option”), consisting of a public offering of 2,850,088 American Depositary Shares (“ADSs”), each representing two ordinary shares, in the United States at an offering price of $26.41 per ADS (the “U.S. Offering”), and a concurrent private placement of 2,445,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €11.00 per ordinary share (the “European Private Placement”, and, together with the U.S. Offering, the “Global Offering”). Aggregate gross proceeds of the Global Offering, after full exercise of the Option, before deducting underwriting commissions and estimated expenses payable by the Company, were approximately $107.6 million (€89.6 million).

Valneva's ordinary shares are listed on Euronext Paris under the symbol “VLA” and its ADSs are listed on the Nasdaq Global Select Market under the symbol “VALN”. The ADSs began trading on the Nasdaq Global Select Market on May 6, 2021.

Goldman Sachs, Jefferies, Guggenheim Securities and Bryan, Garnier & Co. acted as joint bookrunners for the Global Offering. Namsen Capital acted as Valneva’s capital markets advisor.

The Company has filed a registration statement, including a prospectus, relating to these securities with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on May 5, 2021. The offering was made by means of a prospectus and copies of the prospectus relating to and describing the terms of the Global Offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

For additional information, please contact:

Valneva Investor and Media Contacts
Laetitia Bachelot-Fontaine
Director Investor Relations & Corporate Communications
M +33 (0)6 4516 7099
investors@valneva.com

DISCLAIMER

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The registration statement can be accessed by the public on the website of the SEC.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the European Private Placement described above will take place solely as a placement to the benefit of categories of persons, in accordance with Article L. 225-138 of the “Code de commerce” and applicable regulations. The European Private Placement is reserved, in Europe (including in France), to "qualified investors", as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per relevant member state; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.